FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3 TO

ANNUAL REPORT

of

PROVINCE OF BRITISH COLUMBIA

(Canada)

(Name of Registrant)

Date of end of fiscal year to which the annual report relates: March 31, 2004

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Honourable Pamela Wallin

Robert Noble

David Murchison

Canadian Consulate General

1251 Avenue of Americas

New York, New York 10020

Copies to

Brice T. Voran Shearman & Sterling Commerce Court West 199 Bay Street Suite 4405, P.O. Box 247 Toronto, Ontario Canada M5L 1E8	Winthrop B. Conrad, Jr. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017	Ministry of Finance Provincial Treasury Debt Management Branch 620 Superior Street P.O. Box 9423 Stn Prov Govt Victoria, British Columbia Canada V8W 9V1

*The Registrant is filing this amendment to its annual report on a voluntary basis.

PROVINCE OF BRITISH COLUMBIA

The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its Annual Report (the “Annual Report”) for the fiscal year ended March 31, 2004 on Form 18-K as set forth below:

The following additional exhibits are added to the Annual Report:

Exhibit 99.8:	British Columbia Budget and Fiscal Plan 2005/06 – 2007/08

Exhibit 99.9:	British Columbia Estimates (Fiscal Year Ending March 31, 2006)

Exhibit 99.10	British Columbia Supplement to the Estimates (Fiscal Year Ending March 31, 2006)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

PROVINCE OF BRITISH COLUMBIA
(Name of registrant)

By:
February 18, 2005
Victoria, British Columbia	/s/ BillShortreed
	Name:	Bill Shortreed
	Title:	Executive Director
Debt Management Branch
Provincial Treasury
Ministry of Finance

EXHIBIT INDEX

Exhibit 99.8:	British Columbia Budget and Fiscal Plan 2005/06 – 2007/08

Exhibit 99.9:	British Columbia Estimates (Fiscal Year Ending March 31, 2006)

Exhibit 99.10	British Columbia Supplement to the Estimates (Fiscal Year Ending March 31, 2006)